July 12, 2023 VIA EDGAR	Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com
United States Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F Street, NE Washington, DC 20549 Attn: Jenn Do Lynn Dicker Daniel Crawford Laura Crotty	Stephen Thau E sthau@orrick.com D +1 212 506 5076 F +1 212 506 5151

Re:	Catalyst Biosciences, Inc. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed June 26, 2023 File No. 000-51173

Ladies and Gentlemen:

On behalf of Catalyst Biosciences, Inc., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 10, 2023 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A initially filed with the Commission on March 30, 2023 and amended on May 15, 2023 and June 26, 2023 (the “Proxy Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 3 to the Proxy Statement (“Amendment No. 3”) via EDGAR. Amendment No. 3 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Proxy Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement

Interests of Catalyst, page 25

1.
As requested in comment 18 of our letter dated April 27, 2023, please revise your disclosure to quantify the dollar value of the grants of awards of fully vested stock options under the 2023 Omnibus Incentive Plan to be granted to Nassim Usman, Seline Miller and Thomas Eastling.

Response:

The Company has revised the disclosure on pages 25, 137 and 164 of Amendment No. 3 to address the Staff’s comment.

U.S. Securities and Exchange Commission
July 12, 2023

Regulatory Approvals, page 29

2.
We note your disclosure on page 271 that there is still uncertainty as to whether you will be able to complete the Trial Measures filing process with the CSRC, and if you are unable to do so you will have to suspend or terminate the Contributions. Please include this disclosure in the above listed section of the Summary and on page 140 where regulatory approvals are discussed. Please also include risk factor disclosure on this point, where appropriate.

Response:

The Company has revised the disclosure on pages 29, 100, 141, and 273 of Amendment No. 3 to address the Staff’s comment.

Dividends, Distributions and Other Transfers, page 268

3.
We have read your revisions related to comment 6. It remains unclear whether Beijing Continent Pharmaceuticals Co., Ltd is able to, as of the required periods presented, make loans, dividends, interest and other payments to its internationally-domiciled subsidiaries, upon which certain of them depend, as disclosed on page 16. Please provide your calculation of restricted net assets pursuant to Rule 5-04(c) of Regulation S-X.

Response:

The Company respectfully advises that Rule 5-04(c) of Regulation S-X is not applicable to the limitations on dividends and distributions paid to BC because BC's only subsidiary, BC Biomedical, is incorporated in the PRC and Nepenthe, Ratel, Aaring, Rosefinch, CPI and Further Challenger are not subsidiaries of BC. The Company has revised the disclosure on pages 15 and 271 of Amendment No. 3 to address the Staff's comment and to clarify that such entities are shareholders of BC, not subsidiaries.

Selected Historical And Unaudited Pro Forma Condensed Combined Financial Information, page 312

4.	Please revise the amount for Gain on disposal of assets, net as of March 31, 2023, shown as $(4,6736).

Response:

The Company has revised the disclosure on page 315 of Amendment No. 3 to address the Staff’s comment.

5.
Please revise the fair value of preferred shares of the combined company to be owned by Catalyst’s stockholders of $23,382 on page 324 to reconcile with the calculation explained in tickmark (2) on page 325 and the total preliminary estimated purchase price.

Response:

The Company has revised the disclosure on page 326 of Amendment No. 3 to address the Staff’s comment.

Please direct any questions concerning this letter to the undersigned at (212) 506-5076 or sthau@orrick.com.

U.S. Securities and Exchange Commission
July 12, 2023

Very truly yours,

/s/ Stephen Thau

Stephen Thau

ORRICK, HERRINGTON & SUTCLIFFE LLP

cc:	Nassim Usman, Ph.D., President and Chief Executive Officer